INTER&CO, INC. PAYMENT OF CASH DIVIDEND FOR BDR HOLDERS INTER & CO, INC. (Nasdaq: INTR and B3: INBR32) ("Inter&Co” or the "Company”) hereby informs its shareholders and the market in general that, in connection with its Form 6-K filing on February 11, 2026, the payment of dividends to holders of the Company’s Brazilian Depositary Receipts (“BDRs”) will proceed as follows: • Cash dividend announced on February 11, 2026: USD 0.113101823 per common share issued by the Company. Each 1 (one) BDR corresponds to 1 (one) common share issued by the Company; • Exchange rate applied by the depositary for conversion of United States Dollars to Brazilian Reais: BRL 5.2337 per USD 1.00; • IOF (financial transaction tax) applied over foreign exchange transaction executed by the depositary and deducted from the dividend amount payable to BDR holders: 0.38%; • Dividend amount to be effectively paid to BDR holders: BRL 0.589692558 per BDR; and • Dividend payment date for BDR holders: March 13, 2026. Additional information may be obtained from Inter&Co’s Investor Relations Department at ir@inter.co or on Inter&Co’s website (http://investors.inter.co/en). Belo Horizonte, March 6, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations